RESOLVED, that the Board of Trustees deems it advisable that Pearl Mutual Funds (“PMF”) be insured against loss arising from larceny or embezzlement under a standard form of investment company asset protection bond, which may be a joint insured fidelity bond covering Pearl Management Company Retirement Plan (“PMCRP”) and Pearl Management Company (“PMC”).

FURTHER RESOLVED, that the form and amount of PMF’s current Financial Institution Bond, Standard Form 14, including all endorsements, issued by The Cincinnati Insurance Company as a joint insured bond which names Pearl Mutual Funds (including its two Funds, Pearl Total Return Fund and Pearl Aggressive Growth Fund), PMCRP, and PMC as Insureds, with a $700,000 aggregate limit of liability, are approved. However, the limit of liability shall be increased to $3,000,000 and shall be further increased whenever required by the schedule of minimum amounts in Rule 17g-1 under the Investment Company Act of 1940. The President of PMF is authorized to approve any endorsements to or changes in the fidelity bond which may be appropriate in connection with the increase in the limit of liability and the change in payment of premiums.

FURTHER RESOLVED, that the Board of Trustees has determined that the form and amount of the fidelity bond as stated in this resolution are reasonable and are in the best interest of PMF and each of its Funds and their shareholders. The Board of Trustees has given due consideration to all relevant factors in accordance with Rule 17g-1, including but not limited to the amount and type of coverage to be provided by the bond, the aggregate value of the assets of PMF to which any person covered by the bond may have access, the types and terms of the arrangements made by PMF for the custody and safekeeping of its assets, the nature and method of conducting PMF’s operations, and the accounting procedures and controls of PMF. This resolution is adopted in compliance with Rule 17g-1.

FURTHER RESOLVED, that PMF and PMCRP each shall take action to increase its primary coverage amount and the total amount (limit of liability) of the bond, whenever required to comply with applicable federal statutes and regulations, including but not limited to Rule 17g-1 under the Investment Company Act of 1940.

FURTHER RESOLVED, that all future premiums for the fidelity bond, including the premium for each increase in the limit of liability and including each future initial or renewal premium, shall be paid by

PMC as an expense of PMC. PMF and PMC have agreed that PMC shall pay all future premiums for PMF’s fidelity bond as an expense of PMC, and that PMC waives with regard to the fidelity bond the provisions of paragraph 4(l) of the Investment Management Agreement, which provides that PMF shall pay “All expenses of bond and insurance coverage required by law or deemed advisable by the Board.”

FURTHER RESOLVED, that the provisions of this resolution shall prevail over any inconsistent provisions of the Fidelity Bond Allocation Agreement. The Fidelity Bond Allocation Agreement shall be revised to be consistent with this resolution.

FURTHER RESOLVED, that the Treasurer of PMF is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940.